

May 22, 2025
Vancouver, British Columbia

Wheaton Precious Metals Publishes 2024 Sustainability Report and 2024 Climate Change Report

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") today published both its 2024 Sustainability Report and 2024 Climate Change Report.

"Wheaton's 2024 Sustainability and Climate Change Reports highlight how we integrate ESG considerations into our decision making and business operations, as well as our comprehensive sustainability strategy that seeks to support the mining industry to deliver essential commodities and materials in a sustainable manner," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "The significant progress we made last year on our commitments reflects Wheaton's unwavering focus on driving sustainable and responsible business practices with a goal of creating lasting value for all our stakeholders, and I am proud that we continue to be recognized as top of class by a number of external ranking agencies for these efforts."

Highlights of Wheaton's 2024 Sustainability Report

Wheaton's Sustainability Report is a comprehensive review of Wheaton's performance in environmental, social and governance (ESG) topics. The report includes progress updates on Wheaton's ESG strategy, targets and commitments as well as a description of oversight of ESG topics at Wheaton.

- 'ESG Industry Top-Rated' in precious metals and 'ESG Global 50 Top Rated' out of over 14,600 multi-sector companies by Sustainalytics; 'AAA' rated by MSCI; and 'Prime' rated by ISS; recognized among Corporate Knights' 2025 100 most sustainable corporations in the world and 2024 Best 50 List of Canada's top corporate citizens.
- 100% of new streaming agreements in 2024 screened for ESG issues and risks
- 99% of 2024 production came from mining operations committed to implementing the Global Industry Standard on Tailings Management.
- Over $53 million in global contributions since the inception of Wheaton's Community Investment Programs in 2009, including more than $8.5 million to over 130 charitable causes and initiatives globally in 2024, with $6M last year dedicated to initiatives around Wheaton's mining partners' stream-related sites—the highest spend on the partner community investment initiatives since the program launched in 2014.
- 50% of board members represent a diverse background (including women and visible minorities).

Highlights of Wheaton's 2024 Climate Change Report

Wheaton's Climate Change Report details how Wheaton is addressing climate change risks and opportunities, as well as potential climate-related impacts.

- 86% of 2023 Scope 3 financed emissions covered by emissions reduction targets aligned to 2°C or less.
- Launched Wheaton's Future of Mining Challenge, which invites ventures from around the world to submit industry solutions aimed at improving operational efficiencies while minimizing environmental impacts.
- Refreshed climate scenario analysis to support continual assessment and management of climate risks.
- Completed a gap analysis of Wheaton's Climate Change Report against the recently released International Sustainability Standards Board (ISSB) S2 standard, and made changes throughout the report, accordingly.

Standards

Wheaton's Sustainability Report is informed by the GRI Standards and the Sustainability Accounting Standards Board (SASB) Asset Management, and Metals and Mining Standard. Wheaton's Climate Change Report is informed by the International Sustainability Standard Board's IFRS S2 Climate-Related Disclosures Standard.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

For further information:

Media Contact
Emily Hamer
Director, Communications
Tel: 778-999-3176
Email: emily.hamer@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other

than statements of historical fact, include, but are not limited to, statements with respect to ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2024 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2024, both available on SEDAR+ and in Wheaton's Form 6-K filed March 13, 2025, all available on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2017 and international audits.